Global MobileTech, Inc.

1312 North Monroe, Suite 750

Spokane, Washington 99201

Tel: (509) 723-1312

Fax: (509) 328 8204

Via Electronic Submission through EDGAR

April 3, 2013

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:  Global MobileTech, Inc.

       Form 10-K for the Year Ended June 30, 2012

       Filed October 24, 2012

       Forms 10-Q for Fiscal Quarters Ended

       September 30, 2012 and December 31, 2012

       Filed November 19, 2012 and February 6, 2013

       File No. 000-53493

Ladies and Gentlemen:

This cover letter is in response to the Staff’s comment letter to us dated March 20, 2013 in connection with our above referenced Form 10-K and Form 10-Q.

Please find enclosed a redlined version of the proposed Form 10-K/A which reflect our response to the Staff’s comments in the comment letters dated February 27, 2013 and March 20, 2013.  To facilitate your review, we have reproduced below the comments contained in the Staff’s comment letter dated March 20, 2013, with our response under each comment.

Form 10-K for the Fiscal Year Ended June 30, 2012

Item 8. Financial Statements and Supplementary Data

Note 1, Significant Accounting Policies

1.      General Organization and Business, pages 46

Please revise your proposed amended disclosure regarding the Formation of MaxCents Sdn Bhd (MaxCents).  Your proposed disclosure states that you are not the primary beneficiary of MaxCents and gives this as a reason why this entity is not a variable interest entity (VIE).  FASB Accounting Standards Codification (ASC 805) does not utilize the determination of the primary beneficiary of a VIE in the assessment of whether an entity is a VIE, but rather this is the criteria for determining who should consolidate a VIE.

RESPONSE:

We have revised our disclosure on the formation of MaxCents Sdn Bhd (“MaxCents”) in page 45 of Form 10-K, Amendment No. 1.

“Formation of Joint Venture Company, MaxCents Sdn Bhd

On June 14, 2012, Info-Accent invested RM1,500 or US$500 in a newly formed joint venture Malaysian company, MaxCents Sdn Bhd (“MaxCents”) to operate an integrated ad-funded social network and mobile/online shopping portal.  The investment represented 30% equity interest in MaxCents with 40% held by First Asset Holdings Limited and the remaining 30% held by Ridzuan Mohd Jusoh. Pursuant to the Joint Venture Agreement dated May 21, 2012, the respective shareholders shall contribute to the share capital and initial working capital of MaxCents in proportion to their shareholding.  The formation of MaxCents was not subject to ASC 805-10-50-2 because it was not a business combination.

The Company has assessed whether its involvement with another legal entity required consolidation and/or disclosure of such involvement under the Variable Interest Entity (“VIE”) subsections of subtopic in ASC 810-10 – Consolidations – Overall. Info-Accent: (i) does not have substantial voting rights where its equity investment does not participate significantly in MaxCents’ earnings and losses, (ii) does not have the controlling financial interest where Info-Accent does not have the power to direct the activities that most significantly impact the economic performance of the joint venture, (iii) does not provide financial support to MaxCents; and (iv) is not the primary beneficiary of MaxCents. Therefore, the joint venture does not meet the criteria or characteristics of a VIE based on the guidance contained in ASC 810-10-15-14.

ASC 810-10-10-1 states that consolidated financial statements are necessary for a fair presentation if one of the entities in the consolidated group directly or indirectly has a controlling financial interest in the joint venture. Info-Accent has neither any special arrangement nor contractual management relationship through its 30% equity and voting interest in the joint venture. The Company does not have majority voting interest or controlling financial interest in MaxCents.

Given that the Company does not have control and influence in MaxCents, the Company has used the equity method to account for its investment in MaxCents in accordance with the guidance contained in ASC 323 – “Investments – Equity Method and Joint Ventures”. Based on the equity method, on initial recognition the investment in an associate or a joint venture is recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition. Further, ASC 323-10-05-4 states the equity method of accounting more closely meets the objectives of accrual accounting because the investor recognizes its share of the earnings and losses of the investee in the periods in which they are reflected in the accounts of the investee. The equity method also best enables investors in joint ventures to reflect the underlying nature of their investment in those ventures. According to ASC 323-10-05-5, the investor has a degree of responsibility for the return on its investment, and it is appropriate to include in the results of operations of the investor share of earnings or losses of the investee. Info-Accent accounted for 30% of the earnings or losses in MaxCents in proportion to its equity and voting interest of 30% in MaxCents.”

We have also revised our disclosure in page 6 of Form 10-K, Amendment No. 1 as follows:

“On June 14, 2012, Info-Accent invested RM1,500 or US$500 in a newly formed joint venture Malaysian company, MaxCents Sdn Bhd (“MaxCents”) to operate an integrated ad-funded social network and mobile/online shopping portal.  The investment represented 30% equity interest in MaxCents with 40% held by First Asset Holdings Limited and the remaining 30% held by Ridzuan Mohd Jusoh. Pursuant to the Joint Venture Agreement dated May 21, 2012, the respective shareholders shall contribute to the share capital and initial working capital of MaxCents in proportion to their shareholding. The formation of MaxCents was not subject to U.S. Financial Accounting Standards Board (“FASB”) - Accounting Standards Codification (“ASC”) topic 805-10-50-2 because it was not a business combination.”

2.    Earnings per Common Share, page 48

Regarding your response to comment 3, we note differences of approximately 3,000 and 30,000 shares when comparing the number of diluted shares in the footnote table to the diluted number of shares outstanding reported on the face of your statements of operations and comprehensive income for the years ended June 30, 2012 and 2011, respectively.  Please revise so that the weighted average number of diluted shares outstanding, reported on the statements of operations and comprehensive income for the years ended June 30, 2012 and 2011,is the same as what is reported in the footnote.

RESPONSE:

We have provided a reconciliation of our weighted-average number of common shares outstanding for basic and diluted earnings per share (“EPS”) at June 30, 2012 and June 2011, as required under ASC 260 in page 48 of Form 10-K, Amendment No. 1.

	For the year ended
	June 30,	June 30,
	2012	2011

Net Income	$ 1,000,049	$ 1,487,715

Earnings Per Common Share:
Basic	$ 0.19	$ 0.46

Diluted	$ 0.17	$ 0.43

Weighted Average Number of Common Shares
Basic	5,371,167	3,260,639

Diluted	5,724,700	3,464,424

We have also disclosed the dilutive common share equivalents in page 48, Form 10-K, Amendment No. 1. Please see on the next page the table we propose to include to make this disclosure.

	Weighted average number of potentially outstanding dilutive shares
	For the Year Ended
	June 30, 2012	June 30, 2011
Common stock issued from July 1, 2011 to June 30, 2012 in connection with the Company’s equity financing inclusive of 53,435 shares issued for cash, 2,240,740 shares issued for acquisitions of License and Patent Agreement; 1,000,000 shares issued for acquisition of and Patent; and 270,000 shares issued to Directors and Officer as compensation in fiscal 2012.	5,371,167	3,260,639

Warrants issued from July 2011 to June 30, 2012 in connection with the Company’s equity financing inclusive of 53,435 warrants exercised in fiscal 2012 and remaining unexercised warrants of 116,812 shares.	116,812	123,127

Stock options issued on December 29, 2010 and March 15, 2012 to directors and officers to purchase up to an aggregate of 440,000 shares of the Company’s common stock at an exercise price of 70% of the fair market value.	236,721	80,658

Total potentially outstanding dilutive shares	5,724,700	3,464,424

We have also amended the weighted average number of diluted shares outstanding on our statements of operations and comprehensive income for the years ended June 30, 2012 and 2011 in page 39 of Form 10-K, Amendment No. 1.

We acknowledge that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our securities counsel, Jackson Morris at (813) 874-8854 or at jackson.morris@rule144solution.com should you have any questions, comments, or responses about the contents of this letter.

Sincerely,

/s/  Mohd Aris Bernawi

Mohd Aris Bernawi

Chief Executive Officer

Global MobileTech, Inc.

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